SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of October, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   Form 20-F  ___X___                                                                                               Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______                                                                                            No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a press release published by Banco de Chile ("the Bank") in local newspapers on October 28, 2005, regarding its Consolidated Financial Statements as of September 30, 2005 and 2004.

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of September 30, 2005 and 2004

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30,
(Expressed in million of Chilean pesos)
________________

ASSETS	2005	2004
	MCh$	MCh$

CASH AND DUE FROM BANKS	973,303.3	739,848.2

LOANS:
Commercial loans	3,196,015.6	2,761,746.6
Foreign trade loans	624,033.5	661,528.9
Consumer loans	794,010.4	697,175.0
Mortgage loans	688,378.6	965,258.4
Leasing contracts	420,497.1	338,811.3
Contingent loans	612,552.9	522,562.2
Other outstanding loans	1,188,280.8	756,436.0
Past due loans	75,956.2	100,255.2

Total loans	7,599,725.1	6,803,773.6
Allowance for loan losses	(137,556.1)	(168,005.7)

Total loans, net	7,462,169.0	6,635,767.9

OTHER LOANS:
Interbank loans	39,665.6	41,647.6
Investments purchased under agreements to resell	50,332.5	43,997.3

Total other loans	89,998.1	85,644.9

INVESTMENTS:
Government securities	578,513.4	1,067,589.9
Other financial investments	436,994.4	277,128.8
Investment collateral under agreements to repurchase	243,085.5	453,737.8
Assets held for leasing	24,795.5	26,521.0
Assets received in lieu of payment	13,158.8	16,843.6
Other non-financial investments	1.8	2.3

Total investments	1,296,549.4	1,841,823.4

OTHER ASSETS	340,300.2	442,598.3

FIXED ASSETS:
Bank premises and equipment, net	138,147.1	135,558.9
Investments in other companies	7,131.5	5,662.7

Total fixed assets	145,278.6	141,221.6

Total assets	10,307,598.6	9,886,904.3

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30,
(Expressed in million of Chilean pesos)
________________

LIABILITIES AND SHAREHOLDERS’ EQUITY	2005	2004
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,426,209.9	1,338,099.3
Time deposits	4,373,741.0	3,856,444.0
Other demand and time deposits	599,554.7	728,797.0
Securities sold under agreements to repurchase	241,727.4	465,101.1
Mortgage finance bonds	591,288.2	934,197.1
Contingent liabilities	612,589.2	525,379.1

Total deposits and other liabilities	7,845,110.4	7,848,017.6

BONDS ISSUED:
Bonds	318,180.0	184,406.1
Subordinated bonds	304,636.5	275,193.3

Total bonds issued	622,816.5	459,599.4

BORROWINGS FROM FINANCIAL INSTITUTIONS
AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	1,538.7	2,189.1
Other Central Bank borrowings	-	517.0
Borrowings from domestic financial institutions	148,781.1	49,529.0
Foreign borrowings	622,939.0	459,016.3
Other liabilities	49,982.0	47,640.8

Total borrowings from financial institutions and
Central Bank	823,240.8	558,892.2

OTHER LIABILITIES	285,930.2	358,086.1

Total liabilities	9,577,097.9	9,224,595.3

MINORITY INTEREST	1.0	1.0

SHAREHOLDERS’ EQUITY:
Capital and reserves	589,641.4	532,949.3
Other equity accounts	(542.5)	4,051.2
Net income for the year	141,400.8	125,307.5

Total shareholders’ equity	730,499.7	662,308.0

Total liabilities and shareholders’ equity	10,307,598.6	9,886,904.3

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AS OF SEPTEMBER 30,
(Expressed in million of Chilean pesos)
________________

	2005	2004
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	476,993.3	428,827.3
Gains from trading activities	13,191.7	19,372.0
Income from fees and other services	124,010.8	108,790.6
Gains from foreign exchange transactions	5,844.2	-
Other operating income	9,765.3	15,907.4

Total operating revenues	629,805.3	572,897.3
Less:
Interest expense	(211,173.2)	(162,042.6)
Losses from trading activities	(5,995.8)	(15,033.5)
Expenses from fees and other services	(23,947.7)	(20,764.2)
Loss from foreign exchange transactions	-	(6,665.5)
Other operating expenses	(10,335.3)	(9,472.6)

Gross margin	378,353.3	358,918.9
Personnel salaries and expenses	(110,777.3)	(99,361.0)
Administrative and other expenses	(76,523.1)	(64,471.9)
Depreciation and amortization	(13,473.5)	(13,086.0)

Net margin	177,579.4	182,000.0
Provision for loan losses	(12,404.2)	(29,455.3)

Total operating income	165,175.2	152,544.7

NON OPERATING RESULTS:
Non operating income	5,252.1	3,500.3
Non operating expenses	(7,381.1)	(9,769.6)
Equity participation in net income (loss) in investments in other
companies	492.9	554.4
Net loss from price-level restatement	(6,805.0)	(5,739.3)

Income before income taxes	156,734.1	141,090.5
Income taxes	(15,333.0)	(15,782.2)

Income after income taxes	141,401.1	125,308.3
Minority interest	(0.3)	(0.8)

Net income for the year	141,400.8	125,307.5

Héctor Hernández G. General Accounting Manager	Pablo Granifo L. Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2005

Banco de Chile

/S/ Julio Guzmán H.
By: Julio Guzmán Herrera Acting General Manager